Mail Stop 4561

November 14, 2008

By U.S. Mail and Facsimile to (910) 576-0662

Eric P. Credle
Chief Financial Officer
First Bancorp
341 North Main Street
Troy, North Carolina 27371

> **Re: First Bancorp**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2008**
> **File No. 0-15572**

Dear Mr. Credle:

  We have limited our review of your amendment to those issues we have addressed below. If you disagree with our comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

1. We note your response to our prior comment 6. Please revise your disclosure to provide a fuller picture of the pro forma impact of the sale of securities on both your balance sheet and income statement, as well as your capital ratios. In light of your disclosure that you may not receive the full amount of proceeds requested, you may also want to show the impact of both a minimum and a maximum of estimated proceeds.

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Eric P. Credle
First Bancorp
November 14, 2008
Page 2

<u>Closing Comments</u>

     Please amend your registration statement accordingly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment providing your responses to our comment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst